SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                               -----------------------


                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                            NORTHWEST NATURAL GAS COMPANY
          ----------------------------------------------------------------
                (Exact Name of Registrant as Specified in its Charter)


                      Oregon                               93-0256722
          --------------------------------------       -------------------
          (State of Incorporation or organization)       (I.R.S. Employer
                                                       Identification No.)


                  220 N.W. Second Avenue
                     Portland, Oregon                        97209
          --------------------------------------       --------------------
          (Address of principal executive offices)         (Zip Code)


          Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class             Name of each exchange on which
            to be so registered             each class is to be registered
          -----------------------          --------------------------------

                   None                                  None


          Securities to be registered pursuant to Section 12(g) of the Act:

                           Rights to Purchase Common Stock
          ----------------------------------------------------------------
                                 (Title of Class)

          ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                    REGISTERED.

                    On February 22, 1996, the Board of Directors of Northwest Natural Gas Company (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $3-1/6 per share, of the Company (a "Common Share"). The dividend is payable to the shareholders of record as of the close of business on March 15, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) one-tenth of a Common Share at an initial purchase price of $10.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of February 27, 1996 (the "Rights Agreement"), by and between the Company and Boatmen's Trust Company as rights agent.

                    Initially, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will separate from the Common Shares upon the Distribution Date which shall be the earlier to occur of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (collectively, a "Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares (such Person being hereinafter referred to as an "Acquiring Person") or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) following the commencement of, or the first public announcement of an intention of any Person to commence, a tender offer or exchange offer the consummation of which would result in such Person becoming an Acquiring Person, provided that such Person is not the Company or any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan.

                    Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Share certificates,
          (ii) new certificates for Common Shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any such certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented thereby. As soon as practical following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Subject to certain exceptions, only Common Shares issued prior to the Distribution Date will be issued with Rights.

                    The Rights are not exercisable until the Distribution Date and will expire on the earlier of (i) the close of business on March 15, 2006, (ii) the time at which the Rights are redeemed by the Company or (iii) if a Person has become an Acquiring Person, the time at which the Rights (other than Rights which are void as described below) are exchanged for Common Shares at an exchange ratio of one Common Share per Right, as adjusted by the Company (provided, however, such exchange may not take effect at any time after any Person becomes a beneficial owner of 50% or more of the Common Shares then outstanding).

                    The Purchase Price payable and the number of Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of
          (i) a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) the issuance of rights, options or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares at a conversion price, less than the then current market price for the Common Shares, or (iii) a distribution to all holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or subscription rights or warrants (other than those referred to above).

                    With certain exceptions, no adjustment in the Purchase Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price. No fractional Rights will be issued and, in lieu thereof, holders of the Rights with regard to which such fractional Rights would otherwise be issuable will be paid an amount in cash equal to the same fraction of the current market value of a whole Right.

                    In the event, directly or indirectly, (i) the Company consolidates with, or merges with and into, any other person,
          (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection therewith, all or part of the Common Shares is changed into or exchanged for stock or other securities of any person (including the Company) or cash or any other property, or (iii) the Company sells or otherwise transfers in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its subsidiaries, taken as a whole, to any other person, proper provision will be made so that each holder of a Right, except Rights which previously have been voided as indicated below, will thereafter have the right to receive, upon exercise thereof for a purchase price equal to ten times the current Purchase Price of the Right, that number of shares of common stock of the other person which at the time of such transaction will have a market value equal to twenty times the Purchase Price of the Right.

                    In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise, for a purchase price equal to ten times the Purchase Price of the Right, that number of Common Shares having a market value equal to twenty times the Purchase Price of the Right.

                    Any Rights acquired or beneficially owned by any Acquiring Person or certain related parties thereto will be void, and any holder of such Rights will thereafter have no right to exercise such Rights under any provision of the Rights Agreement.

                    At any time prior to such time that a Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the then outstanding Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

                    The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. After the Distribution Date, no such amendment may adversely affect the interests of the holders of the Rights.

                    Issuance of the Common Shares upon exercise of the Rights will be subject to any necessary regulatory approvals. Until a Right shall be exercised, the holder thereof, as such, will have no right as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

                    As of January 31, 1996, the Company had 14,832,825 Common Shares outstanding and no Common Shares of the Company in the treasury. Each Common Share of the Company outstanding at the close of business on the Record Date will receive one Right. In addition, prior to the Distribution Date, one Right (subject to adjustment) will be deemed to be delivered for each Common Share issued or transferred by the Company after the Record Date. Also, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company (i) will with respect to Common Shares issued or sold pursuant to exercise, conversion or exchange of certain securities of the Company, and (ii) may in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Rights in connection with such issuance or sale. The Company has initially reserved for issuance upon exercise of the Rights 2,000,000 Common Shares.

                    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Rights may be redeemed by the Company prior to the time that a Person acquires beneficial ownership of 10% or more of the Common Shares.

                    The Rights Agreement which specifies the terms of the Rights and includes as Exhibit A thereto a form of the Right Certificate is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


          ITEM 2.   EXHIBITS.

               1. Rights Agreement, dated as of February 27, 1996, between Northwest Natural Gas Company and Boatmen's Trust Company, which includes as Exhibit A thereto the form of a Right Certificate and Exhibit B thereto the Summary of Rights to Purchase Common Shares.

                                      SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        NORTHWEST NATURAL GAS COMPANY



          Dated:  February 27, 1996     By:  Bruce R. DeBolt
                                            --------------------------
                                             Name:  Bruce R. DeBolt
                                             Title: Senior Vice President
                                                    and Chief Financial
                                                    Officer

                             EXHIBIT INDEX


          Exhibit            Description
          -------            -----------

             1               Rights Agreement, dated as of
                             February 27, 1996, between Northwest
                             Natural Gas Company and Boatmen's Trust
                             Company, which includes as Exhibit A
                             thereto the form of a Right Certificate
                             and Exhibit B thereto the Summary of
                             Rights to Purchase Common Shares